Filed pursuant to Rule 433

Registration No. 333-152590

Issuer Free Writing Prospectus dated July 29, 2008

Relating to Preliminary Prospectus Supplement dated July 29, 2008

ROPER INDUSTRIES, INC.

PRICING TERM SHEET

Senior Notes due August 15, 2013

Issuer:	Roper Industries, Inc.
Format:	SEC Registered
Principal Amount:	$500,000,000
Maturity Date:	August 15, 2013
Coupon:	6.625%
Trade Date:	July 29, 2008
Settlement Date (T+4):	August 4, 2008
Securities:	Senior Notes due 2013
Price to Public:	99.976%
Yield to Maturity:	6.63%
Spread to Benchmark Treasury:	T + 325 basis points
Benchmark Treasury:	UST 3.375% due 7/31/13
Benchmark Treasury Yield:	3.38%
Coupon Payment Dates:	February 15 and August 15, beginning February 15, 2009
Make-Whole Call:	T + 50 basis points
CUSIP# / ISIN#	776696AB2 / US776696AB27
Ratings:	Baa3 / BBB-, Moody’s / S&P
Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC
Senior Co-Managers:	BNP Paribas Securities Corp. Mitsubishi UFJ Securities International plc
Co-Manager:	SunTrust Robinson Humphrey, Inc.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fourth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof should consult their own advisor.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Banc of America Securities LLC at 1-800-294-1322, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Wachovia Capital Markets, LLC at 1-800-326-5897.